

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 3, 2017

<u>Via E-Mail</u>
Eric R. Shander
Executive Vice President and Chief Financial Officer
Red Hat, Inc.
100 East Davie Street
Raleigh, NC 27601

>   **Re: Red Hat, Inc.**
>   **Form 10-K for the Fiscal Year Ended February 28, 2017**
>   **Filed April 26, 2017**
>   **File No. 1-33162**

Dear Mr. Shander:

    We refer you to our comment letter dated June 30, 2017 regarding potential business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Cecilia Blye
>
>   Cecilia Blye, Chief
>   Office of Global Security Risk

    cc: Barbara Jacobs
        Assistant Director